

Mail Stop 4631

April 11, 2017

<u>Via E-mail</u>
Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

     Re: Steel Dynamics, Inc.
               Registration Statement on Form S-4
               Filed April 5, 2017
               File No. 333-217162

Dear Ms. Wagler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

                    Sincerely,

                    /s/ Jay Ingram

                    Jay Ingram
                    Legal Branch Chief
                    Office of Manufacturing and Construction

cc: Robert S. Walters, Esq.
        Marcus A. Heminger, Esq.